Via EDGAR Submission

November 18, 2024

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Babette Cooper

Kristina Marrone

Kibum Park

Brigitte Lippmann

Re: FACT II Acquisition Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 18, 2024

File No. 333-281593

Ladies and Gentlemen:

On behalf of FACT II Acquisition Corp., a Cayman Islands exempted company (“we” or the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 31, 2024, regarding the Company’s Registration Statement on Form S-1 filed with the Commission on October 18, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing the Company’s Amendment No. 3 to the Registration Statement on Form S-1 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We reissue prior comment 1. Please clarify that Sponsor HoldCo and the non-managing HoldCo investors will be issued the restricted Class A shares at no additional price. Add risk factor disclosure on page 77 that the non-managing HoldCo investors may also have a conflict of interest in voting on a business combination because of their restricted Class A share holdings and include the Class A share holdings in the dilution risk factor on page 80.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 1, 4, 23, 83-85, 110, 113-114, 158-159 and 163 of the Amended Registration Statement in accordance with the Staff’s comment.

2.	We reissue prior comment 2. If the non-managing HoldCo investors have not expressed an interest in purchasing units in the offering, please delete the language throughout the filing relating to units that may be sold to these investors in the offering.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that certain non-managing HoldCo investors have expressed an interest in purchasing units in the offering and has accordingly updated the disclosure in the Amended Registration Statement.

Summary

Sourcing of Potential Business Combination Targets, page 12

3.	We note your response to prior comment 5. Please expand your disclosure on page 13 to describe how the terms of additional financings may impact unaffiliated security holders, as disclosed on page 102. In this regard, we note your disclosure on page 102 that if “we raise additional funds through equity or convertible debt issuances, our public shareholders may suffer significant dilution and these securities could have rights that rank senior to our public shares” and that “due to the anti-dilution rights of our founder shares, our public shareholders may incur material dilution.” See Item 1602(b)(5) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 13 of the Amended Registration Statement in accordance with the Staff’s comment.

* * * *

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840.

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP

cc: Adam Gishen, FACT II Acquisition Corp.